EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

Fiscal Years Ended in December

(Thousands of Dollars)

	2011	2010	2009	2008	2007
Earnings available for fixed charges:
Net earnings	$385,367	397,752	374,930	306,766	333,003
Add:
Fixed charges	104,834	96,082	76,124	61,688	46,917
Taxes on income	101,026	109,968	154,767	134,289	129,379

Total	$591,227	603,802	605,821	502,743	509,299

Fixed charges:
Interest expense	$89,022	82,112	61,603	47,143	34,618
Rental expense representative of interest factor	15,812	13,970	14,521	14,545	12,299

Total	$104,834	96,082	76,124	61,688	46,917

Ratio of earnings to fixed charges	5.64	6.28	7.96	8.15	10.86